September 2017

Pricing Sheet dated September 8, 2017 relating to

Preliminary Terms No. 1,823 dated August 31, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Contingent Income Auto-Callable Securities due September 11, 2020

Based on the Performance of the American Depositary Shares of Alibaba Group Holding Limited

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – September 8, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	Alibaba Group Holding Limited American Depositary Shares (“ADSs”), each Alibaba ADS representing one Alibaba Group Holding Limited ordinary share
Aggregate principal amount:	$3,329,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	September 8, 2017
Original issue date:	September 13, 2017 (3 business days after the pricing date)
Maturity date:	September 11, 2020
Early redemption:	If, on any of the first eleven determination dates, the determination closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying shares on any determination date other than the final determination date times the adjustment factor on such determination date.
Contingent quarterly coupon:

• If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon at an annual rate of 9.25% (corresponding to approximately $0.23125 per quarter per security) on the related contingent payment date.

• If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:	December 8, 2017, March 8, 2018, June 8, 2018, September 10, 2018, December 10, 2018, March 8, 2019, June 10, 2019, September 9, 2019, December 9, 2019, March 9, 2020, June 8, 2020 and September 8, 2020, subject to postponement for non-trading days and certain market disruption events. We also refer to September 8, 2020 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final share price is greater than or equal to the downside threshold price: • If the final share price is less than the downside threshold price:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date (i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying shares
Downside threshold price:	$118.30, which is equal to 70% of the initial share price
Initial share price:	$169.00, which is equal to the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the final determination date times the adjustment factor on such date
CUSIP:	61766X889
ISIN:	US61766X8891
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.70 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per security	$10	$0.20(1)
		$0.05(2)	$9.75
Total	$3,329,000	$83,225	$3,245,775
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,823 dated August 31, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016        Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.